Mail Stop 0407

      April 18, 2005


Claudia S. Toussaint, Esq.
Vice President, Corporate Governance
  and Ethics, and Corporate Secretary
Sprint Corporation
P.O. Box 7997
Shawnee Mission, Kansas  66207-0997

	RE:  	Sprint Corporation
      Registration Statement on Form S-4
      Filed March 15, 2005
      File No. 333-123333

Dear Ms. Toussaint:

      We have reviewed your Form S-4 for disclosures related to the terms of the merger transaction and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page/Joint Letter to Shareholders
1. Please delete the final three sentences of the first paragraph, as they do not appear to constitute information required by Item 501 of
Regulation S-K or, without sufficient additional contextual information, information that is key in making investment decisions.
2. Please note that the $2.8 billion cash limit and additional issuances of stock by either company before the merger, among other things, could lead to adjustments that reduce the expected 1.3 share value in merger consideration.
3. Please disclose the total number of Sprint shares that you currently expect to issue under the proposed merger, as required by
Item 501(b)(2) of Regulation S-K. In addition, disclose the percentage of outstanding Sprint common shares that the Nextel shareholders are expected to hold after the merger is completed.
4. Since the initial merger consideration is subject to adjustment, and the merger will not be completed until some time after the stockholders` meetings, the number of shares of Sprint Nextel stock and cash consideration to be issued per share of Nextel stock will not be known at the time of the meetings. Accordingly, prominently disclose on the cover page that:
* Sprint and Nextel stockholders will not know at the time of their respective votes the number of shares and amount of cash that the Nextel stockholders will receive in the merger; and
* the value of the merger consideration Nextel shareholders will receive may be less than the current market value of 1.3 shares of Sprint stock.

Questions and Answers About the Merger, page 1
5. Please consider adding a question and answer about Nextel shareholders` rights of appraisal so that the information is included with the description of voting procedures rather than in the summary.
Briefly explain what appraisal rights are.

Summary, page 3
6. Please place the information in the second italicized paragraph on page 3 in its own subsection. In addition, please revise this information so that it is clear what the current capital stock of Sprint is and what the capital stock will be after the merger. In this regard, your varying references to Sprint`s capital stock can be confusing. For example, on the cover page/letter to shareholders, you refer to the following types of capital stock:
* shares of Sprint stock;
* Sprint Nextel common stock;
* Sprint Nextel non-voting common stock;
* Sprint Nextel preferred stock;
* Sprint`s FON common stock, series 1; and
* Sprint series 1 common stock, non-voting common stock and ninth series preferred stock.

	The Companies, page 3
7. In your brief discussion of Sprint`s and Nextel`s businesses, please note their current financial condition, including revenues for
Nextel and net income or losses for both companies for fiscal
2004.

	Consideration to be Received in the Merger..., page 4
8. As currently written, it is very difficult to understand what the
merger consideration is intended to be, under what circumstances it
can be adjusted, the potential magnitude of any adjustments and when
the merger consideration will be determined in relation to the shareholder vote. Please revise to include a table showing what you expect the per-share merger consideration would be if all contemplated events occur (from the spin-off to a reasonable assumption of Sprint and Nextel issuances of stock after the stockholders` meetings), what happens if there is no spin-off, and what happens if there are other adjustments. Also illustrate how the value of the consideration to be received by holders of Nextel
Class
A common stock will fluctuate with the price of Sprint`s FON common
stock. Revise to present as a bulleted list the reasons why the merger consideration is not determinable now or at the time of the stockholders` meetings and the variables in determining the merger
consideration.   Consider briefly explaining the tax reasons
behind
the adjustments any caps on the type or amount of merger consideration. If you believe that the information can be clearly and concisely presented in another manner, please revise accordingly.
9. Briefly indicate how outstanding Sprint and Nextel stock options and stock-based awards will be treated in the merger.

	Directors and Executive Management Following the Merger, page
5
10. We encourage you to delete the list of other executive officers from the summary and rely on the cross-reference you have provided.


	Opinions of Financial Advisors, page 6

11. Disclose the total fee that each of the fairness advisors will receive and specifically note the amount and percentage of the respective fees that will be paid only if the merger is successfully consummated. Please consider adding a risk factor to address the contingent nature of the fee structure.
	Interests of Directors and Executive Officers in the Merger, page 7
12. Please provide an aggregate dollar amount of the benefits
Sprint
and Nextel executive officers and directors are expected to receive as a result of their interests in the merger, such as the values of the equity-based awards that will be accelerated and the retention payments and arrangements. Also include the increases in salary and bonus or incentive opportunities that executive officers will have upon completion of the merger.

Provide expanded disclosure under "-Interests of Sprint and Nextel Directors and Executive Officers in the Merger" on page 55 by presenting quantified information on both an aggregate and individual basis.

	Material U.S. Federal Income Tax Consequences, page 7
13. Please disclose that you have received opinions from counsel on the material tax consequences of the merger. Identify counsel and briefly summarize their opinion. In addition, when referring to the opinions that are a condition to closing, clarify throughout your disclosure that those opinions are second or confirming opinions of the opinions that you have already received.

	Conditions to Completion of the Merger, page 8
14. Disclose here, and on pages 75 and 76 under "Conditions to Completion of the Merger," the material conditions to the merger that are waiveable. In addition, disclose here whether it is the Nextel board`s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger, especially the receipt of an opinion that a merger is not taxable to stockholders.
	Termination of the Merger, page 9
15. Please describe the circumstances under which the $1 billion termination fee would be payable to either Sprint or Nextel. Briefly discuss the financial impact that the payment of the $1 billion termination fee would have on each company. We may have further comment.
General
16. Briefly list what material events must occur following the merger. For example, we note your disclosure on page 26 that Sprint
Nextel would have to offer to repurchase specified Nextel outstanding debt and would be subject to the holders of a majority of Nextel Partners` class A common stock voting to require Sprint Nextel to repurchase all of the outstanding Nextel Partners class A common stock not held by Nextel.

Risk Factors, page 22

	General

17. We note your reference to risks described in documents that Sprint and Nextel file with the SEC and incorporate by reference into the joint proxy statement/prospectus. If you intend to incorporate risk factors by reference, then please follow these guidelines:

?	You must identify the particular document and section of the document that contains the risk factor disclosure that you are incorporating by reference;

?	Your risk factor disclosure must comply with our Rule 421 of
Regulation C.  See Question 3 of Updated Staff Legal Bulletin No.
7
(July 7, 1999); and

?	Your risk factor disclosure must be current.
In the alternative, you may physically include the risk factor disclosure in your document.
18. Tell us what consideration you have given to including a risk factor that describes the impact of the greater indebtedness of the combined company, assuming a significant portion of Nextel`s outstanding indebtedness is not repurchased or extinguished immediately after the merger.
19. Tell us what consideration you have given to including a risk factor that describes possible conflicts of interest due to management and director interests in the merger.

The businesses of Sprint, Nextel and Sprint Nextel could be adversely..., page 23
20. Please revise the general risk factor caption to more particularly describe the risk posed.

Failure to complete the merger could negatively impact..., page 24
21. Please provide enough detail to put the risk in context. For example, summarize the circumstances that lead to the $1 billion termination fee and quantify the known costs that are payable whether or not the merger is completed. Also, in the caption, revise to explain how the information in the body of the risk factor "could negatively impact the stock prices and the future business and financial results of Sprint and Nextel."

The merger is subject to the receipt of consents and approvals..., page 24
22. To aid investors in assessing the likelihood of the risk, disclose here that you have filed applications and related materials with the Federal Trade Commission and the Department of Justice and indicate whether waiting periods have expired or have been terminated. Also indicate that you have not received Federal Communications Commission and state commission approvals and do not expect to receive them before the stockholders meetings, as you state on page 8.

The completion of the contemplated spin-off..., page 24
23. Please clarify what the risk is to the combined company and its shareholders of Sprint Nextel being unable to spin-off its local telecommunications business. To assist investors in assessing the magnitude of the risk, please briefly discuss the financial condition of Sprint`s local telecommunications business for fiscal 2004, such as its revenues and net losses or income. We note the disclosure on page 5 and in note 18 to the financial statements of Sprint`s 2004 10-K.

	Sprint is subject to exclusivity provisions and other restrictions..., page 27
24. In order to evaluate the magnitude of the risk concerning the three Sprint PCS affiliate arrangements that do not have an expressly defined network, please indicate any minimum penalty amounts set forth in the agreements for the possible breaches.

The Merger, page 30

Background of the Merger, page 30
25. We note that the Sprint and Nextel have regularly considered opportunities for business combinations. Please disclose whether, from June 2003 through the time of the current merger discussions, Sprint or Nextel identified or engaged in discussions with other candidates regarding a potential business combination. For example, we note the following opportunities each board had to engage in discussions with other parties:
* after discussions between the two parties were terminated in August
2003;
* when Sprint indicated it wasn`t interested in pursuing discussions with Nextel on February 8, 2004;
* when Nextel deferred discussions with Sprint in late June 2004;
and
* when discussions between Sprint and Nextel were suspended on August
26, 2004.

If other opportunities weren`t pursued, please indicate why, and explain why each board decided to pursue a business combination with each other rather than other third parties. We may have further comment.
26. Please discuss in more detail the disagreements that lead to the suspension of discussions on August 26, 2004. For example, what were the differences over the economic terms of the transaction?
27. Since the inability to agree on economic, governance and other terms were the reasons for suspending discussions in August 2004, explain when and how these issues were resolved. In this regard, please discuss in more detail the nature of the November 2004 discussions concerning the "financial terms of the potential business combination and key governance issues," as well as the "key transaction points" negotiated on December 3, 2004.
28. Please discuss further the negotiation of key aspects of the proposed deal, including:
* the exchange ratio and type of merger consideration;
* structuring the transaction as a "merger of equals," including the final percentage of outstanding Sprint common shares that the Nextel shareholders would own post-merger;
* the potential spin-off of Sprint`s local telecommunication business and the impact of that spin-off on the merger consideration due to tax concerns; and
* the deal protection provisions, including the $1 billion termination fee.
29. Disclose the closing sale prices and implied exchange ratios of each company`s stock on December 14, 2004, the evening of which the
Sprint and Nextel boards approved the merger agreement.


Strategic and Financial Rationale, page 33
30. Please balance your disclosure by addressing here material potential disadvantages of the merger and, if necessary, reconciling the stated advantages, such as technology opportunities or increased size and scale, with the disadvantages, such as the difficulties with integrating dissimilar wireless networks or possible network definition issues with Sprint PCS Affiliates that you describe in your risk factors. As another example, if necessary, reconcile the disclosure concerning increased financial flexibility with the possible significant Nextel debt repurchase following the merger and other integration and spin-off costs.

Sprint Board of Directors` Recommendation, page 36
31. Please revise your disclosure under your reasons for the merger
to more fully convey to stockholders your reasons for merging at this
time, with Nextel in particular, and on the agreed terms.
Describe
in specific terms what it was about each factor that supports or does
not support the board`s decision.
* For example, you disclose that your board considered
"comparisons
of historical financial measures for Sprint and Nextel...."; how did
this impact the board`s determination to merge with Nextel in particular at this time?
* Also, specifically address how the fourth bullet point on page
36
was considered in merger deliberations, since it appears that Sprint could spin-off this business without the merger, and it is suggested in this filing that the merger could occur without the spin-off. Another consideration is that the financial advisors were not asked to, and did not, address the contemplated spin-off in their opinions about the fairness of the merger consideration. Also, indicate how it was considered that a "merger of equals" could complicate a near-term tax-free spin-off.
* As another example, specifically address how the Sprint board determined "the size of the termination fee is reasonable in light of the size and benefits of the merger" when it appears that the termination fee could have a prohibitive effect on potential other merger or partnership offers, since, as you suggest on page 28 and elsewhere in the filing, your industry has been experiencing mergers and consolidations.
* In addition, indicate what consideration the Sprint board gave to the merger term that would lead to Sprint stockholders` not receiving dividends anymore; how important of a consideration was it that the spun-off entity pay dividends and at a particular amount?
These are only a few examples of items to consider. Please revise each factor accordingly.

Nextel Board of Directors` Recommendation, page 37
32. Please revise your disclosure consistent with the comment on the disclosure of the Sprint board of director`s recommendation, above.
For example, explain how the historical and prospective information regarding each company`s business supports the Nextel board`s decision to recommend the merger. As another example, specifically explain how the exchange ratio, termination fee, etc., support the Nextel board`s recommendation.

Opinions of Financial Advisors to the Sprint Board of Directors,
page
39
	Opinions of Financial Advisors to the Nextel Board of
Directors,
page 47

33. Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Sprint`s or Nextel`s financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.
34. Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party`s advisor.
Accordingly, please disclose all material projections that were exchanged among Sprint, Nextel and their respective financial advisors, or advise us why they are not material. For example, please disclose the "certain financial forecasts and other information and data relating to Sprint and Nextel which were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of Sprint and Nextel..." Also disclose the potential pro forma impact of the merger, including cost savings, operating synergies and non-cash purchase accounting adjustments. You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts` scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.
35. Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.
36. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe the purpose of each analysis. For example, explain why the merger-of-equals historical comparison, the sum-of-the-parts analysis, and particular measures or methodologies were chosen for each analysis. In your description, also include, among other things, why any aspects of either company were excluded from an analysis, such as the exclusion of the Nextel broadband outlay plan and Sprint wireless data plan financial forecasts from aspects of the discounted cash flow analysis on pages 49-50. In this regard, for each analysis, explain the conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by "implied value" on page 46 and how they derived the
"implied exchange ratio" and "implied ownership percentage of Sprint stockholders," as it is not obvious from the disclosure. Particularly explain what the Nextel financial advisors mean by the terms "terminal value indications," "unlevered projected free cash flows," "theoretical analyses of the weighted average cost of capital," and "indicative values" and how these terms relate to each other in the discounted cash flow analysis beginning on page 49. We may have further comments once we have reviewed the revised disclosure.
37. Discounted Cash Flow Analysis, page 46. Please disclose the illustrative implied values per share.
38. Mergers of Equals Historical Comparison, page 46. Please explain why the Sprint financial advisors didn`t consider any of the selected transactions to be comparable.
39. Selected Companies Analysis, page 47. Indicate why the Sprint advisors decided that "certain other publicly traded companies" that were analyzed for comparison purposes were relevant. Then explain why the advisors decided that the companies were not comparable to Sprint, which led to their decision not to use the selected companies analysis.
40. Pro Forma Analysis, page 47. Please explain what "certain cost savings and operating synergies" and "certain non-cash purchase accounting adjustments" were included and not included in this analysis. Also give an indication how accretive or dilutive the transaction would be to Sprint`s shareholders in the years discussed.
Provide corresponding disclosure about the pro forma merger analysis conducted by Nextel`s advisors on page 53.
41. Selected Companies Analysis (including Nextel broadband), page
51. Please explain the results of this analysis and how the results were used to analyze the fairness of the consideration to be received by Nextel shareholders in the merger.
42. Selected Transaction Analysis, page 52. Please explain how the
Nextel advisors considered the information obtained from this analysis in evaluating the fairness of the consideration to be received by Nextel shareholders. For example, how do the premiums from the selected transactions compare to the premiums of the current merger?
43. Contribution Analysis, page 53. Please explain how the advisors considered the information obtained from this analysis in evaluating the fairness of the consideration to be received by Nextel shareholders. For example, how do the relative contributions compare to the percentage of outstanding shares that each company`s shareholders will receive in the merger?
44. Disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Material United States Federal Income Tax Consequences, page 64

45. Clearly state that each company has received a tax opinion from its identified counsel. Please remove from your discussion of the current tax opinion your references to the confirming opinions that are a condition to closing and to representations from each company that must remain true at the time these additional, confirming opinions are rendered.

46. It is unclear whether the tax discussion section is counsel`s opinion. If it is, and you intend to file short-form opinions as exhibits to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

* Counsel must present its full opinion in this section of the document.

* In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel`s opinion. Delete all references to the discussion being a general discussion or of general applicability.

* Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

* Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

The Merger Agreement, page 67

	Termination, page 78
	Termination Fees, page 79
47. So that investors can clearly understand the consequence of each termination event, please revise so that the events requiring the payment of the $1 billion termination fee are explained separately from those that will not require payment of the termination fee.

Contemplated Spin-Off of Local Telecommunications Business, page
82
48. Tell us in your response letter whether Sprint`s decision to proceed with the spin-off will be made prior to the completion of the merger and whether Sprint and Nextel have filed the private letter ruling request described on page 82.

Sprint Annual Meeting, page 89

	Solicitation of Proxies, page 93
49. We note your statement that proxies may be solicited by mail, telephone, fax, personal interviews or other methods of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Security Ownership of Directors and Executive Officers, page 95
50. Please note that Item 403 of Regulation S-K requires beneficial ownership information as of the most recent practicable date.
Please
update the beneficial ownership tables for both Sprint and Nextel as of the most recent practicable date.

Proposal 1.  Amendment to Sprint`s Articles of Incorporation...,
page
97
51. Your disclosure indicates that, by approving the increase in the number of authorized Sprint series 1 common stock, Sprint stockholders also are voting to decrease the par value of that stock, which decrease has particular significance under Kansas law. Please tell us what consideration you have given to unbundling these proposals to provide Sprint stockholders an opportunity to vote on them separately. For further guidance, see the September 2004 supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations
52. Please clarify whether the amendments to Sprint`s articles of incorporation will be implemented whether or not the merger is completed. Also disclose whether the proposal is conditioned on the approval of other proposals.

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation, page 98
53. Please clearly disclose what amendments to Sprint`s articles of incorporation are being proposed. In addition, please tell us what consideration you have given to unbundling these proposals to provide
Sprint stockholders an opportunity to vote on them separately. In this regard, we note that you are proposing, among other things, a name change, the creation of two classes of stock, and adding a provision stating that shareholder approval is not required to acquire non-voting common stock from holder.
54. Please explain what "[m]inor clarifying changes will also be made in Sprint`s articles of incorporation."
55. Clearly disclose whether the amendments to Sprint`s articles of incorporation will be implemented whether or not the merger is completed. For example, will you delete references to the PCS common stock whether or not the merger is completed? Also disclose whether the amendments are conditioned on the approval of other proposals.
56. Please explain why Sprint is adding a provision permitting the acquisition by Sprint of non-voting common stock from a holder without shareholder approval.

Proposal 5.  Adoption of the Amended and Restated Equity Incentive
Plan, page 161
57. Clearly disclose whether any of the amendments to your equity incentive plan would be beneficial to your officers and directors in connection with the merger. For example, are you increasing the number of shares available for issuance because you anticipate making awards in connection with the merger? Are the change in control provisions being added or amended? If so, how are the provisions different from before? Are the change in control provisions retroactive for previous grants under your equity incentive plan? Highlight in the beginning of the proposal any new provisions or amendments of the plan that will be beneficial in connection with the merger. Also describe any material benefits that would result from the approval of this proposal in the proxy statement/prospectus summary and the section describing interests of certain persons in the transactions.

Annexes to the Merger Agreement and Registration Statement
Exhibits
58. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the agreement and plan of merger. In addition, please file an agreement to furnish to us a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.
59. In the consents filed as exhibits 99.3 through 99.7, each advisor makes similar statements that its consent is being delivered or included with the filing of the "above referenced version of the Registration Statement." The "above referenced version" is the "Initially Filed Registration Statement on Form S-4 of Sprint Corporation." Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.
60. With your next amendment, please file as exhibits or provide us with draft copies of the form of proxy card, the voting agreements, and the tax opinions. Also include the form of Sprint Nextel amended and restated articles of incorporation as an annex to the merger agreement, or provide us with a draft copy of the articles. We will need adequate time to review and comment upon them.
61. Tell us what consideration you have given to filing as a material contract to the registration statement Nextel`s agreement with Motorola not to dispose of Nextel`s class B common stock in a transaction that would result in conversion of the Nextel class B common stock into class A common stock. It appears Sprint has a beneficial interest in the agreement. See Item 601(b)(10)(i) of Regulation S-K.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






	You may contact Cheryl Grant, Staff Attorney, at (202) 942-
1916,
or Kathleen Krebs, Special Counsel, at (202) 942-1990, with any questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212-556-2222)
      E. William Bates, II, Esq.
	King & Spalding LLP

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Ms. Toussaint
Sprint Corporation
April 18, 2005
Page 15